TRAVELSTAR, INC.
95 Argonaut Street, First Floor
Aliso Viejo, CA 92656

                                November 8, 2007

EDGAR

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Travelstar, Inc. Amendment No. 4 to Registration Statement on Form SB-2 Filed November 2, 2007 File No. 333-139461

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Travelstar, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00pm, Eastern Time, on November 9, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Travelstar, Inc.

By:	/s/ William Alverson
Name: William Alverson
Title: Chief Executive Officer